"PUBLIC"

21002876

SEC Mail Processing Section

MAR 03 2021

Washington DC
415

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carreden Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Moraga Way, Suite 209
(No. and Street)

Moraga (City) California (State) 94556 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Meyer 925-247-0950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael C. Allen & Co. CPA's PLLC
(Name – *if individual, state last, first, middle name*)

1983 Marcus Avenue, Suite 137 (Address) Lake Success (City) NY (State) 11042 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Greg Meyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carreden Group, Inc., as of December 31, 20 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE MCCALL
Notary Public - California
Alameda County
Commission # 2309918
My Comm. Expires Oct 21, 2023

[Signature]
Signature

TREASURER
Title

[Signature: Rose McCall]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARREDEN GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS	
Cash	$ 274,765
Accounts receivable	902,046
Deferred receivables	414,993
Other assets	2,003
TOTAL ASSETS	$ 1,593,807
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Accrued expenses and commissions payable	$ 864,731
Long-term expenses payable	414,993
TOTAL LIABILITIES	1,279,724
STOCKHOLDERS' EQUITY	
Common stock, No par value; 1,000 shares authorized, 100 shares issued and 75 outstanding	25,000
Additional paid-in-capital	406,361
Deficit	(117,178)
	314,183
Less: Treasury stock, 25 shares, at cost	(100)
TOTAL STOCKHOLDERS' EQUITY	314,083
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,593,807

See notes to financial statements